FARADAY FINANCIAL, INC.

                                 October 6, 2004


Ms. Karen J. Garnett
Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

      Re:    Faraday Financial, Inc.
             Preliminary Proxy Materials on Schedule 14A
             Filed on September 23, 2004
             File No. 0-22236

Dear Ms. Garnett:

         This letter is to confirm that:

         The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant. The registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing. The registrant also represents that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                     Very truly yours,

                                                     FARADAY FINANCIAL, INC.

                                                     /s/ Frank Gillen
                                                     ---------------------------
                                                     Frank Gillen
                                                     President